NESTLÉ S.A.

082-01252

RECEIVED
2008 NOV 21 A 7:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08005948

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

10 November 2008
SG/YPB/bbr

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 1 management transaction as published on 10th November on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

PROCESSED
NOV 25 2008
THOMSON REUTERS

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

Encl.

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SIX Swiss Exchange par les émetteurs cotés. La SIX Swiss Exchange décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le Segment SWX «Compatible UE» doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au Segment SWX «Compatible UE». C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en œuvre dans un Etat membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Une source additionelle pour les déclarations actualisé en cours de journée est fourni par un flux RSS.

Transactions du nov 2008 au nov 2008

Emetteur: Nestle ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **2**
Sélectionner un mois: nov 2008

Emetteur	**Nestlé AG**
Date de la transaction	**07.11.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 35'000 titres** pour un montant total de **CHF 341'995.00** (soit CHF 9.77 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350

Conditions du produit	Exercise de Management Stock Options; Strike Price CHF 36.735
Emetteur	**Nestlé AG**
Date de la transaction	**04.11.2008** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 10'000 titres** pour un montant total de **CHF 95'850.00** (soit CHF 9.58 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options; Strike Price CHF 36.735
Détails de transaction supplémentaires	Exercise de Management Stock Options; Strike Price CHF 36.735

END